FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2006

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                   Reid House
                                31 Church Street
                                 Hamilton HM FX
                                     Bermuda
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]  Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto is a copy of the press release issued by Nordic American Tanker Shipping Limited on February 27, 2006, announcing the expansion of its fleet and the public offering of its common shares.

[GRAPHIC OMITTED]

 Nordic American Tanker Shipping Ltd. (NAT) - (NYSE: NAT) Announces Expansion of
                 the Fleet and Public Offering of Common Shares

Hamilton, Bermuda, February 27, 2006

Nordic American Tanker Shipping Ltd. (the "Company") today announced that the Company has agreed to acquire a double hull Suezmax vessel of 157,332 dwt built in Korea in 1998, for a price of $69 million. The vessel is expected to be delivered from the seller to the Company in early April 2006. This acquisition will increase the NAT fleet to 9 vessels with an aggregate capacity of 1,383,491 dwt.

The vessel is expected to be employed in the spot market, thus increasing the number of the Company's ships in the spot market from seven to eight Suezmax tankers. The Company's remaining Suezmax is employed on a long term contract.

In conjunction with this acquisition, the Company also announced today that it is commencing a public offering of 3,750,000 common shares pursuant to the Company's effective shelf registration statement. Bear, Stearns & Co. Inc. and UBS Investment Bank will act as joint bookrunning managers and DnB NOR Markets, Inc. will act as a co-manager. The Company will grant the underwriters an option to purchase an additional 562,500 common shares to cover any over-allotments, exercisable within 30 days.

The net proceeds of this offering are expected to be used to finance the acquisition of the Company's ninth Suezmax tanker and an additional tanker that the Company is presently planning to acquire later this year in line with the Company's policy of accretive growth and of maintaining indebtedness in the region of $15 million per vessel in the current market conditions.

The offering will be made only by means of a prospectus and related prospectus supplement. A prospectus supplement related to the offering has been filed with the Securities and Exchange Commission. When available, copies of the prospectus and prospectus supplement relating to the offering may be obtained from the offices of Bear, Stearns & Co. Inc. at 383 Madison Avenue, New York, New York 10179, Attention: Prospectus Department and UBS Investment Bank at 299 Park Avenue, New York, New York 10171, Attention: Syndicate Desk.

The Company is an international tanker company that owns eight double-hull Suezmax tankers. The Company expects to take delivery of the additional Suezmax tanker it has agreed to purchase in early April 2006.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Ltd.
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Web-site:  www.nat.bm

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Ltd.
Tel: +1 800 601 9079 or + 47 908 26 906

Gary Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212  574 1223

Herbjorn Hansson, Chairman & CEO
Nordic American Tanker Shipping Ltd.
Tel:  +1 866 805 9504 or + 47 901 46 291
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)

Dated:  March 2, 2006                             By:  /s/ Herbjorn Hansson
                                                       --------------------
                                                       Herbjorn Hansson
                                                       Chairman, Chief Executive
                                                       Officer and President

SK 01318 0002 647609